UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A/A

Amendment No. 2

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) OR 12(g) of The Securities Exchange Act of 1934

Streamline Health Solutions, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	31-1455414
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1230 Peachtree Street, NE, Suite 600 Atlanta, GA	30309
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Information Required in Registration Statement

This Form 8-A/A Amendment No. 2 (this “Amendment”) amends the information set forth in the Form 8-A/A Amendment No. 1 filed by Streamline Health Solutions, Inc. (formerly LanVision Systems, Inc.) (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 16, 1996.

No new securities are being registered pursuant to this Amendment, which is being filed solely to update the description of the Company’s common stock, par value $0.01 per share (the “Common Stock”).  These updates previously have been reflected in other Company filings with the SEC under the Securities Exchange Act of 1934, as amended.

Item 1. Description of Registrant’s Securities to Be Registered.

The following summary is a description of our capital stock and is based upon our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Certificate of Designations, Preferences, Rights and Limitations with respect to our Series A Preferred Stock (as defined below) (the “Certificate of Designation”), our Bylaws, as amended (the “Bylaws”), and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).  The summary describes the most important terms of our Common Stock, Preferred Stock, Certificate of Incorporation, Bylaws and Certificate of Designation.  Since it is a summary, it does not contain all of the information that may be important to you.  For a complete description, refer to the Certificate of Incorporation, Bylaws and Certificate of Designation, which are incorporated by reference as exhibits to this Amendment, and to the applicable provisions of the DGCL.

Our authorized capital stock consists of 45,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of December 16, 2015, the Company had the following shares of its capital stock outstanding:

•                  18,783,540 shares of Common Stock, and

•                  2,949,995 shares of Series A 0% Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”).

Common Stock

NASDAQ Listing. Our Common Stock is listed on the NASDAQ Capital Market under the symbol “STRM.”

Voting. Holders of Common Stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval, subject in all cases to the rights of any outstanding Preferred Stock, if any. Holders of our Common Stock do not have cumulative voting rights.

Our Bylaws provide that the holders of a majority of all of the shares of our capital stock issued, outstanding and entitled to vote shall constitute a quorum for the transaction of business.  When a quorum is present, the affirmative vote of the majority of shares of our capital stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the question is one upon which by express provisions of an applicable law, our Certificate of Incorporation or our Bylaws a different vote is required, in which case such express provision shall govern and control the decision of such question.  Our Bylaws provide that, when a quorum is present at a meeting of stockholders at which directors are to be elected, directors are elected by a plurality of the votes of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.  Our Certificate of Incorporation provides that the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of Common Stock entitled to vote upon the election of directors shall be required to effect: (1) an amendment to the Certificate of Incorporation, (2) a merger or consolidation of the Company with or into another corporation, or the sale or transfer of all or substantially all of the assets of the Corporation to another entity; or (3) the removal of a member of the Board of Directors.

Dividends and Other Distributions. Subject to the rights of holders of any then outstanding shares of our Preferred Stock, our holders of Common Stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors from funds legally available therefor. We do not currently pay cash dividends on our Common Stock, and we currently intend to retain any future earnings for use in our business. Any future determination as to the declaration of dividends on our Common Stock will be made at the discretion of the Board of Directors and will depend on our earnings, operating and financial condition, capital requirements and other factors deemed relevant by the Board of Directors, including the applicable requirements of the DGCL, which provides that dividends are payable only out of surplus or net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The payment of dividends on our Common Stock may be restricted by the provisions of credit agreements or other financing documents that we may enter into or the terms of securities that we may issue from time to time.

Merger, Consolidation or Sale of Assets. Subject to any preferential rights of any outstanding Preferred Stock, if any, holders of our Common Stock shall be entitled to receive all cash, securities and other property received by us pro rata on the basis of the number of shares of Common Stock held by each of them in any of the following situations: (1) our merger or consolidation with or into another corporation in which we do not survive, (2) the sale or transfer of all or substantially all of our assets to another entity or (3) a merger or consolidation in which we are the surviving entity but the Common Stock shall be exchanged for stock, securities or property of another entity.

Distribution on Dissolution. After payment or provision for all liabilities, and subject to any preferential rights of any outstanding Preferred Stock, if any, in the event of our liquidation, dissolution or winding up, holders of our Common Stock are entitled to receive a portion of the remaining funds to be distributed. Such funds shall be paid to the holders of our Common Stock pro rata on the basis of the number of shares of Common Stock held by each of them.

Other Rights. The shares of our Common Stock are not subject to any redemption provisions and are not convertible. Holders of our Common Stock do not have any preemptive rights enabling such holders to purchase, subscribe for or receive shares of any class of our Common Stock or any other securities convertible into shares of any class of our Common Stock or any redemption rights.  Holders of Common Stock have no sinking fund rights.

All outstanding shares of our Common Stock are fully paid and non-assessable.  All shares of Common Stock have equal rights and preferences.

The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, those of the holders of Preferred Stock (including the Series A Preferred Stock), and will be subject to those of the holders of any shares of our Preferred Stock that we may issue in the future.

Preferred Stock

Under our Certificate of Incorporation, our Board of Directors has the authority, without further action by stockholders, to designate up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences or rights granted to or imposed upon the Preferred Stock, and any qualifications, restrictions and limitations thereof, including, without limitation, dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the Common Stock.

Outstanding Series A Preferred Stock.

In August 2012, our Board of Directors designated 4,000,000 shares of the Preferred Stock as the Series A Preferred Stock.

Optional Conversion by the Holder. The Series A Preferred Stock is convertible at any time into shares of our Common Stock at the option of the holder based upon the initial issuance price of $3.00 divided by a conversion price of $3.00 per share (subject to adjustment for stock splits, stock dividends, reclassifications and certain other fundamental transactions). This represents a one-for-one conversion ratio where each share of Series A Preferred Stock would convert into one share of our Common Stock. However, pursuant to the Certificate of Designation, each holder of shares of the Series A Preferred Stock will not have the right to convert any portion of the Series A Preferred Stock into shares of our Common Stock to the extent that such conversion would result in a holder beneficially owning (together with its affiliates) a number of shares of our Common Stock in excess of 9.985% of the number of shares of our Common Stock outstanding immediately after giving effect to the issuance of shares issuable upon such conversion. Each holder may increase or decrease its percentage limitation by providing us with 61 days prior notice of such change.

Automatic Conversion by the Company. We have the right to force automatic conversion of the shares of Series A Preferred Stock into shares of our Common Stock based upon a conversion price of $3.00 per share (subject to adjustment for stock splits, stock dividends, reclassifications and certain other fundamental transactions) at such time as all of the following conditions are contemporaneously satisfied:

•                  Our Common Stock is listed for trading on the NASDAQ Capital Market or certain other approved exchanges;

•                  The arithmetic average of the daily volume weighted average price of our Common Stock for the 10 day period immediately prior to such measurement date is greater than $8.00 per share (subject to adjustment for stock splits, stock dividends, reclassifications and certain other fundamental transactions);

•                  The average daily trading volume for the 60 day period immediately prior to such measurement date exceeds 100,000 shares (subject to adjustment for stock splits, stock dividends, reclassifications and certain other fundamental transactions); and

•                  We are at such time in good compliance with the NASDAQ Capital Market or such other approved exchange on which our shares of Common Stock are then listed for trading.

Dividends. Holders of the Series A Preferred Stock are entitled to receive dividends on shares of Series A Preferred Stock equal to (on an as-if-converted-to-Common-Stock basis) and in the same form as dividends (other than dividends in the form of Common Stock) actually paid on shares of our Common Stock when, as, and if such dividends are paid on shares of our Common Stock. No other dividends will be paid on shares of the Series A Preferred Stock.

Voting and Approval Rights. Except as detailed below or as otherwise required by law or NASDAQ rule, the holders of the Series A Preferred Stock vote on a modified as-if-converted-to-Common-Stock basis with our Common Stock and do not vote separately as a class. Each holder of Series A Preferred Stock is entitled to such number of votes equal to the total number of shares of Series A Preferred Stock held multiplied by 75%, rounded down to the nearest whole share. See the discussion above in “Optional Conversion by the Holder” for a discussion on certain beneficial ownership limitations. Notwithstanding the foregoing, so long as any shares of Series A Preferred Stock remain outstanding we may not, without the affirmative vote of the holders of at least 67% of the then outstanding shares of the Series A Preferred Stock:

•                  Alter or change adversely the power, preferences or rights given to the Series A Preferred Stock or alter or amend the Certificate of Designation that created the Series A Preferred Stock;

•                  Authorize, create, offer or sell any class of stock ranking as to any terms (including, without limitation, dividends, redemption or distribution of assets upon a liquidation) pari passu with or senior to the Series A Preferred Stock;

•                  Authorize, create, offer or sell any class of stock ranking as to any terms (including, without limitation, dividends, redemption or distribution of assets upon a liquidation) pari passu with or senior to the Series A Preferred Stock;

•                  Offer to sell any debt securities that are senior in payment to the Series A Preferred Stock;

•                  Effect a stock split or reverse stock split of the Series A Preferred Stock or undertake any like event;

•                  Amend our Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the holders of the Series A Preferred Stock; or

•                  Increase the number of authorized shares of Series A Preferred Stock.

At such time as less than 5% of the aggregate total shares of Series A Preferred Stock that were ever issued and outstanding remain issued and outstanding, then we may without the affirmative vote or consent of any holder of Series A Preferred Stock do any of the following:

•                  Authorize, create, offer or sell any class of stock ranking as to any terms (including, without limitations, dividends, redemption or distribution of assets upon a liquidation) pari passu with or senior to the Series A Preferred Stock;

•                  Offer to sell any debt securities that are senior in payment to the Series A Preferred Stock; or

•                  Amend our Certificate of Incorporation or other charter documents (other than the Certificate of Designation that created the Series A Preferred Stock) to permit the actions described in the prior two bullet points.

Liquidation Preference. Upon a liquidation, dissolution or winding-up of our business, the holders of the Series A Preferred Stock are entitled to receive, in preference to any distributions of any of the assets or surplus funds legally available for distribution to holders of our junior securities (including Common Stock), an amount equal to the greater of (i) $3.00 per share, plus accrued and unpaid dividends then due and owing on the Series A Preferred Stock, if any, and (ii) an amount per share of Series A Preferred Stock, with respect to each share of Series A Preferred Stock, equal to the amount that the holder thereof would be entitled upon liquidation, dissolution or winding-up of our business as if such share of Series A Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding-up.

Redemption Rights. At any time following August 31, 2016, each share of Series A Preferred Stock will be redeemable at the option of the holder thereof for an amount equal to $3.00 (the initial issuance price of such share), adjusted to reflect any stock splits, stock dividends or like events.

Upon the conversion, redemption or other reacquisition by us of any shares of Series A Preferred Stock, we may not reissue such shares of Series A Preferred Stock. The shares shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series A 0% Convertible Preferred Stock, par value $0.01 per share.

Future Series of Preferred Stock.

The Board of Directors may, from time to time, authorize the issuance of one or more classes or series of Preferred Stock without stockholder approval up to the maximum of 5,000,000 shares of Preferred Stock that are currently authorized. Including the currently outstanding shares of our Series A Preferred Stock, as of December 16, 2015, our Board of Directors has the authority to issue an additional 2,050,005 shares of Preferred Stock.

Subject to the provisions of our Certificate of Incorporation and limitations prescribed by law, the Board of Directors is authorized to adopt resolutions, without any action or vote by our stockholders, that set forth the terms and rights of any future series of Preferred Stock. Those terms and rights may include:

•                  the designation of the series;

•                  the number of shares of the series, which number the Board of Directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding;

•                  whether dividends, if any, will be cumulative or noncumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

•                  the rate of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable;

•                  the redemption rights and prices, if any, for shares of the series;

•                  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•                  the amounts payable on and the preferences, if any, of shares of the series in the event of our voluntary or involuntary liquidation, dissolution, or winding up;

•                  whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

•                  restrictions on the issuance of shares of the same series or of any other class or series;

•                  the voting rights, if any, of the holders of the shares of the series; and

•                  any other relative rights, preferences and limitations of such series.

One of the effects of the Board of Directors’ right to designate and issue Preferred Stock without stockholder approval may be to enable the Board of Directors to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise. Furthermore, the issuance of Preferred Stock may adversely affect the rights of holders of our Common Stock by, among other things:

•                  restricting dividends on the Common Stock;

•                  diluting the voting power of the Common Stock;

•                  adversely impacting the market price of the Common Stock;

•                  impairing the liquidation rights of the Common Stock; or

•                  delaying, deterring or preventing a change in control without further action by the stockholders.

Delaware law provides that the holders of Preferred Stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that Preferred Stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, Inc., 211 Quality Circle, Suite 210, College Station, TX 77845. We are the transfer agent for our Series A Preferred Stock.

Limitation of Director Liability

Our Certificate of Incorporation contains a provision that limits the liability of our directors as permitted under Section 102(b)(7) of the DGCL. The provision eliminates a director’s personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (A) any breach of the director’s duty of loyalty to us or our stockholders, (B) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (C) the unlawful payment of dividends or unlawful stock purchases under Section 174 of the DGCL or (D) any transaction from which the director derives an improper personal benefit.

Delaware Anti-Takeover Law and Provisions of our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law. We are subject to Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•                  prior to the date of such business combination, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers of the corporation and (b) shares issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                  on or subsequent to the date of such business combination, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•                  any merger or consolidation involving the corporation and the interested stockholder or any merger or consolidation involving the corporation and another entity that is caused by the interested stockholder;

•                  any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•                  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•                  any transaction involving the corporation that has the effect of increasing the proportionate share of its stock owned by the interested stockholder; or

•                  any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any affiliate or associate of such entity or person.

Our Certificate of Incorporation and Bylaws. Provisions of our Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock. Among other things, our Certificate of Incorporation and Bylaws:

•                  permit our board of directors to issue up to 5,000,000 shares of Preferred Stock, with such designations, powers, preferences and rights as our Board of Directors may authorize (including the right to approve an acquisition or other change in control);

•                  provide that the authorized number of directors may be changed only by the board of directors;

•                  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; and

•                  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of capital stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

The amendment or repeal of any of these provisions of our Certificate of Incorporation or Bylaws would require approval of a majority of our then outstanding shares of capital stock entitled to vote on such amendment. Our Bylaws also may be amended by an affirmative vote of a majority of the entire Board of Directors.

Item 2. Exhibits.

3.1

Certificate of Incorporation of Streamline Health Solutions, Inc. f/k/a LanVision Systems, Inc., as amended through August 19, 2014 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on September 15, 2014).

3.2

Amended and Restated Bylaws of Streamline Health Solutions, Inc., as amended through March 28, 2014 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 3, 2014).

4.1

Specimen Common Stock Certificate of Streamline Health Solutions, Inc. (incorporated by reference to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 15, 1996).

4.2

Certificate of Designation of Preferences, Rights and Limitations of Series A 0% Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 1, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Streamline Health Solutions, Inc.

By:	/s/ Jack W. Kennedy Jr.
	Name:	Jack W. Kennedy Jr.
	Title:	Senior Vice President, Administration &
Chief Legal Counsel

Date:  December 23, 2015

EXHIBIT INDEX

Exhibit Number	Description

3.1

Certificate of Incorporation of Streamline Health Solutions, Inc. f/k/a LanVision Systems, Inc., as amended through August 19, 2014 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on September 15, 2014).

3.2

Amended and Restated Bylaws of Streamline Health Solutions, Inc., as amended through March 28, 2014 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 3, 2014).

4.1

Specimen Common Stock Certificate of Streamline Health Solutions, Inc. (incorporated by reference to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 15, 1996).

4.2

Certificate of Designation of Preferences, Rights and Limitations of Series A 0% Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 1, 2012).